 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Busch III, August A. (Last) (First) (Middle) One Busch Place (Street) St. Louis, MO 63118--1852 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Anheuser-Busch Companies, Inc. (BUD) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) October 25, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman of the Board
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
COMMON STOCK ($1 par value)	10/25/2002	M |	198,463 | A | $21.6875
COMMON STOCK ($1 par value)	10/25/2002	F (1) |	118,225 | D | $52.8700
COMMON STOCK ($1 par value)	10/25/2002	M |	4,610 | A | $21.6875
COMMON STOCK ($1 par value)	10/25/2002	F |	1,892 | D | $52.8700	1,828,668 (2)	D
COMMON STOCK ($1 par value)		|		12,966 (2)	I	401(k) plan (3)
COMMON STOCK ($1 par value)		|		47,323 (2)	I	By Spouse (4)
COMMON STOCK ($1 par value)		|		34,940 (2)	I	Spouse as co-trustee for daughter (4)
COMMON STOCK ($1 par value)		|		1,538,208 (2)	I	Benef of 12/11/39 A.E.Busch TR
COMMON STOCK ($1 par value)		|		509,856 (2)	I	Benef of 2/14/39 A.E.Busch TR
COMMON STOCK ($1 par value)		|		529,916 (2)	I	CoTstee of E.O. Busch TR 11/23/55 (4)
COMMON STOCK ($1 par value)		|		529,920 (2)	I	CoTstee/Benef E.O. Busch TR 11/23/55

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Busch III, August A. - October 25, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (Right to Buy)	$21.6875	10/25/2002	M |	(D) 198,463	(5) | 11/25/2007	Common Stock - 198,463		198,463	D
Employee Stock Option (Right to Buy)	$21.6875	10/25/2002	M |	(D) 4,610	(5) | 11/25/2007	Common Stock - 4,610		0

Explanation of Responses : Table II does not include reporting person's interest in phantom shares of Anheuser-Busch Companies, Inc. resulting from participation in the Anheuser-Busch 401(k) restoration plan.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ August A. Busch III ________________________________ 10-29-2002 ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)

Busch III, August A. - October 25, 2002
Form 4 (continued)
FOOTNOTE Descriptions for Anheuser-Busch Companies, Inc. (BUD)

Form 4 - October 25, 2002

August A. Busch III
One Busch Place

St. Louis, MO 63118--1852
Explanation of responses:

(1)   Includes 36,814 shares withheld to pay taxes.
(2)   In connection with the Rights Agreement adopted by the Company, Preferred Stock Purchase Rights were distributed to shareholders and are deemed to be attached to the shares of Common Stock of the Company listed on this Form. One-quarter of a Preferred Stock Purchase Right is attached to each share of common stock. If and when the Rights become exercisable, the holder of each Right initially would be entitled to purchase one one-hundredth of a share of Series Junior B Participating Preferred Stock at a purchase price of $195 (both the number of fractional shares and the purchase price are subject to adjustment).
(3)   Based on plan statement as of October 1, 2002.
(4)   Beneficial ownership of these shares is disclaimed.
(5)   The options became exercisable over a three year period, commencing one year following the date of grant.

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